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                            October 28, 2022

       Gordon Lee
       Chief Executive Officer
       AGBA Acquisition Limited
       Room 1108, 11th Floor, Block B
       New Mandarin Plaza, 14 Science Museum Road
       Tsimshatsui East, Kowloon, Hong Kong

                                                        Re: AGBA Acquisition
Limited
                                                            Supplemental
Correspondence
                                                            Submitted October
28, 2022
                                                            File No. 001-38909

       Dear Gordon Lee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Correspondence Submitted October 28, 2022

       General

   1. Please note that we have not made any determinations with respect to your status as an investment company
under the Investment Company Act of 1940 or your compliance with that Act or any of the
regulations thereunder. Please confirm your understanding that we have not passed upon
the merits of, or given our approval to, any positions you have taken or any determinations
you have made with respect to these matters and that any action we take with respect to
your filing, including any decision we make to not issue additional comments regarding
these matters, should not be interpreted to mean otherwise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gordon Lee
AGBA Acquisition Limited
October 28, 2022
Page 2

        You may contact Michell Miller at (202) 551-3368 or Bonnie Baynes at
(202) 551-49245
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-
3210 with any other questions.



                                                         Sincerely,
FirstName LastNameGordon Lee
                                                         Division of
Corporation Finance
Comapany NameAGBA Acquisition Limited
                                                         Office of Finance
October 28, 2022 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName